UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               The Eastern Company
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   276317 10 4
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                                 (CUSIP Number)

                                 Clay Lifflander
     MMI Investments, L.L.C., RRI, Box 167D, Wing Road, Millbrook, NY 12545
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 30, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

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     CUSIP No. 276317 10 4                        Page  2   of 11  Pages
               -----------                             ---     ---

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MMI Investments, L.L.C.
         TIN 14-1790769

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         WC, OO

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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                                    7       SOLE VOTING POWER
     NUMBER OF                              178,400
     SHARES
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            178,400

                                    10      SHARED DISPOSITIVE POWER
                                            0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         178,400

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%

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     14  TYPE OF REPORTING PERSON*
         OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     CUSIP No. 276317 10 4                         Page  3   of 11  Pages
               -----------                              ---     ---

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MMI Capital Management Inc.
         TIN 13-3540644

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         AF

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

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                                    7       SOLE VOTING POWER
     NUMBER OF                              178,400
     SHARES
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            178,400

                                    10      SHARED DISPOSITIVE POWER
                                            0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         178,400

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON*
         CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     CUSIP No. 276317 10 4                         Page  4   of 11  Pages
               -----------                              ---     ---

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John S. Dyson
         SSN ###-##-####

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         AF

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

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                                    7       SOLE VOTING POWER
     NUMBER OF                              178,400
     SHARES
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH
     REPORTING                      9.      SOLE DISPOSITIVE POWER
     PERSON WITH                            178,400

                                    10      SHARED DISPOSITIVE POWER
                                            0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         178,400

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON*
         IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     CUSIP No. 276317 10 4                         Page  5   of 11  Pages
               -----------                              ---     ---

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ernst Ohnell
         SSN ###-##-####

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         PF

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

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                                    7       SOLE VOTING POWER
     NUMBER OF                              89,800
     SHARES
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            89,800

                                    10      SHARED DISPOSITIVE POWER
                                            0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         89,800

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.25%

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     14  TYPE OF REPORTING PERSON*
         IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     CUSIP No. 276317 10 4                             Page  6   of 11  Pages
               -----------                                  ---     ---

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         B.W. Elliott Manufacturing Co.
         TIN 15-0585760

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         WC, BK, OO

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

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                                    7       SOLE VOTING POWER
     NUMBER OF                              0
     SHARES
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            0

                                    10      SHARED DISPOSITIVE POWER
                                            0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON*
         CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 4.  Purpose of Transaction


     Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

     MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect a sale of the Company.

     On July 16, 1996, Millbrook sent a merger proposal to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash (the "Merger Proposal"). The Merger Proposal also indicated that the merger price would be subject to increase if Eastern could demonstrate additional value not reflected in its then current stock price. The Merger Proposal is subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996, and July 24, 1996, Millbrook sent additional correspondence to the Chairman of the Company contained in Exhibits 9 and 10 hereto.

     On July 25, 1996, the Board of Directors of the Company rejected the Merger Proposal. On July 29, 1996, the Board of Directors of the Company amended the Company's bylaws to increase the vote required for stockholders to amend the bylaws from 50% to 75%.

     On July 25, 1996 and August 12, 1996, Millbrook, on behalf of MMI, sent written demands for a list of the Company's stockholders to the Company, which the Company rejected. On July 31, 1996 and August 6, 1996, MMI commenced actions which were subsequently withdrawn seeking access to the Company's list of stockholders.

     On August 15, 1996, MMI commenced an action in the Superior Court in the Judicial District of Waterbury, Connecticut (the "Superior Court") to require the Company to permit MMI to examine and make copies of the Company's stockholder list for the purpose of permitting MMI to communicate with other stockholders of the Company.

     On August 22, 1996, MMI, Mr. Ohnell (on his own behalf and on behalf of the Ohnell Family Foundation and his wife and two children (collectively, the "Ohnell Investors")) and two other stockholders issued a written request for a

                               Page 7 of 11 Pages
special meeting of stockholders to the president of the Company. On September 6, 1996, the Company rejected the request for a special meeting of stockholders and filed an action requesting a temporary and permanent injunction and declaratory relief against MMI calling for a special meeting of stockholders. At a hearing on September 9, 1996, the Superior Court consolidated MMI's action filed August 15, 1996 requesting the stockholder list and the Company's action filed September 6, 1996 requesting an injunction against having to call a special meeting of stockholders.

     On September 25, 1996, MMI, the Ohnell Investors and one other stockholder issued a second written request to the President of the Company requesting that he call a special meeting of stockholders in order to (i) consider the Merger Proposal, (ii) consider a proposal requesting that the Company's Board of Directors approve the Merger Proposal, and if no merger of the Company is consummated by December 31, 1996, the declaration of a special dividend of $3.00 per share, (iii) consider amending the bylaws of the Company to repeal the amendment thereof adopted by the Company's Board of Directors on July 29, 1996 which increased the required stockholder vote to amend the bylaws from 50% to 75%, (iv) consider amending the bylaws to permit the removal of directors by majority vote of stockholders, and (v) consider a proposal to replace the current directors with a new slate of directors committed to maximizing the current stockholder values pursuant to clauses (i) and (ii) above. A copy of the request dated September 25, 1996 is annexed hereto as Exhibit 11.

     MMI's request for a stockholders list and the request for a special meeting of stockholders were the subject of the litigation before the Superior Court. A trial was held October 2 through October 4, 1996. In December, the Superior Court ruled that the Company was required to provide MMI with a stockholders list and MMI was enjoined from calling a special meeting pursuant to the request dated September 25, 1996.

     On September 20, 1996, Millbrook sent a letter to the Company's stockholders updating them with respect to the status of the Merger Proposal. A copy of the letter is annexed hereto as Exhibit 12.

     On November 20, 1996, Mr. Ohnell sent to the Secretary of the Company notice that he intends to present at the Company's 1997 annual meeting of stockholders a stockholder proposal requesting the Company's Board of Directors to authorize the immediate retention of an investment banking firm to seek proposals for the sale of the Company to maximize stockholder value. A copy of such notice is annexed as Exhibit 13 hereto.

     On January 22, 1997, the Company finally sent MMI a copy of its shareholders list, which failed to include a list of non-objecting beneficial owners.

     On February 5, 1997, MMI notified the Company of its intent to nominate three individuals to fill the three vacancies on the Company's board of directors that were to arise due to their term expirations at the annual meeting of the Company's shareholders on March 26, 1997. A copy of such notice is annexed as Exhibit 14 hereto. On February 6, 1997, Millbrook issued a press release regarding its notification to the Company. A copy of such

                               Page 8 of 11 Pages
press release is annexed as Exhibit 15 hereto. On March 26, 1997, the incumbent directors were re-elected at the annual meeting of the Company's shareholders.

     MMI will continue to monitor the impact the Company's board of directors and management has on the Company's operations and share price.

Item 5. Interest in Securities of the Issuer

     Paragraph (a) of Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of May 30, 1997, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 178,400 Shares, or 6.45% of the 2,764,164 Shares outstanding as of March 29, 1997 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 29, 1997.

     As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Dyson, Chairman, a Director and sole stockholder of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

     Mr. Ohnell beneficially owns 89,800 Shares, or 3.25% of the Shares outstanding, including 52,050 Shares held directly by Mr. Ohnell, 9,300 Shares held by the Ohnell Family Foundation of which Mr. Ohnell is trustee, and 25,450 Shares held by his emancipated adult children and 3,000 Shares held by his wife with respect to which Mr. Ohnell holds an irrevocable proxy.



                               Page 9 of 11 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 MMI INVESTMENTS, L.L.C.


                                 By:      /s/ Clay B. Lifflander
                                          -------------------------------
                                          Clay B. Lifflander
                                          as President of Millbrook
                                          Capital Management Inc.,
                                          Manager of MMI Investments,
                                          L.L.C.

                                 MILLBROOK CAPITAL MANAGEMENT
                                      INC.


                                 By:      /s/ Clay B. Lifflander
                                          -------------------------------
                                          Clay B. Lifflander
                                          President

                                 B.W. ELLIOTT MANUFACTURING CO.


                                 By:    /s/ George M. Scherer
                                        ---------------------------------
                                 George M. Scherer
                                 President


                                 /s/ John S. Dyson
                                 ----------------------------------------
                                 John S. Dyson
                                 Individually


                                 /s/ Ernst Ohnell
                                 ----------------------------------------
                                 Ernst Ohnell
                                 Individually

Dated: May 30, 1997


                              Page 10 of 11 Pages

                                  EXHIBIT INDEX

Exhibit 1     Schedule of Transactions.                                     ***

Exhibit 2     Amended Joint Filing Agreement dated July 16, 1996.             *

Exhibit 3     Letter to Chairman of the Company dated July 16, 1996.          *

Exhibit 4     Press Release dated July 17, 1996.                              *

Exhibit 5     Letter Agreement by and between Millbrook and
              Mr. Ohnell dated July 16, 1996.                                 *

Exhibit 6     Irrevocable Proxy dated July 16, 1996 of Patricia Ohnell.       *

Exhibit 7     Irrevocable Proxy dated July 16, 1996 of Carin M. Ohnell.       *

Exhibit 8     Irrevocable Proxy dated July 16, 1996 of Eileen H. Ohnell.      *

Exhibit 9     Letter to Chairman of the Company dated July 18, 1996.         **

Exhibit 10    Letter to Chairman of the Company dated July 24, 1996.         **

Exhibit 11    Request for special meeting of stockholders of the Company
              dated September 25, 1996.                                     ***

Exhibit 12    Letter from Millbrook to Company's stockholders dated
              September 20, 1996.                                           ***

Exhibit 13    Notice dated November 20, 1996 from Mr. Ohnell to the
              Company presenting a proposal to be considered at the
              1997 annual meeting of stockholders.                         ****

Exhibit 14    Shareholder's Notice of Nominations dated February 5,
              1997 from MMI to the Company, addressed to Mr. Whitmore,
              the Secretary of the Company.                               *****

Exhibit 15    Press Release dated February 6, 1997.                       *****

----------

*     Filed as an exhibit with Amendment No. 1 to Schedule 13D dated July 16,
      1996.

**    Filed as an exhibit with Amendment No. 2 to Schedule 13D dated July 24,
      1996.

*** Filed as an exhibit with Amendment No. 3 to Schedule 13D dated September 25, 1996.

**** Filed as an exhibit with Amendment No. 4 to Schedule 13D dated November 20, 1996.

***** Filed as an exhibit with Amendment No. 5 to Schedule 13D dated February 5,
      1997.

                              Page 11 of 11 Pages